DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

RECEIVED
2004 OCT 18 A 10:5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 5, 2004

file number: 50237-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

04045490

SUPPL

Dear Sirs:

Re: GTECH International Resources Limited - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

PROCESSED
OCT 19 2004
THOMSON FINANCIAL

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: [signature]
Donna L. Ornstein
Legal Assistant

DO/ram
Encls.

dlw 10/19

October 5, 2004

GTECH INTERNATIONAL RESOURCES LIMITED

Rule 12(g)3-2(b)(1)(i)

INDEX

1. Material filed with the Yukon Registrar of Companies as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies or regulators as required to maintain the Company's registration in the Province of British Columbia ("BC")

(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	August 26, 2004
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations thereunder, and National Policy No. 41 and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	Unaudited Interim Financial Statements for three month period ended July 31, 2004 and MD&A & Certificate of CEO and CFO
(e)	News Releases	Not Applicable
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of MI 45-102	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable

(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Unaudited Interim Financial Statements for three month period ended July 31, 2004 and MD&A & Certificate of CEO and CFO
(e)	News Releases	Not Applicable
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form under MI 45-102	Not Applicable
(h)	Prospectus	Not Applicable
(i)	Amendment to Prospectus	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable

(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Expedited Notice of Private Placement, Exchange Forms 4F	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options	Not Applicable

4. **Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Quarterly Interim Financial Statements	Unaudited Interim Financial Statements for three month period ended July 31, 2004 and MD&A & Certificate of CEO and CFO
(c)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Annual Report

EXTRAPROVINCIAL
COMPANY
Form 35
BUSINESS CORPORATIONS ACT
Section 380

Filed Date and Time: **August 26, 2004 09:44 AM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF EXTRAPROVINCIAL COMPANY

GTECH INTERNATIONAL RESOURCES LIMITED
2800 666 BURRARD ST.
VANCOUVER BC V6C2Z7

REGISTRATION NUMBER IN BC
A0012635

REGISTRATION DATE IN BC
July 29, 1976

DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF REGISTRATION IN BC)
July 29, 2004

FOREIGN JURISDICTION INFORMATION

EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION:

YUKON TERRITORY

DATE OF INCORPORATION, CONTINUATION, ALMALGAMATION OR ORGANIZATION IN EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION

May 28, 1968

IDENTIFYING NUMBER IN EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION
28530

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 35

EXTRAPROVINCIAL COMPANY

Section 380 Business Corporations Act

Telephone: 250 356 – 8626
Office Hours: 8:30 – 4:30 (Monday – Friday)

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The regulations under the Business Corporations Act requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the Business Corporations Act. Questions about how the FIPPA applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A. REGISTRATION NUMBER OF EXTRAPROVINCIAL COMPANY

A-12635

B. NAME OF EXTRAPROVINCIAL COMPANY

GTECH INTERNATIONAL RESOURCES LIMITED

C. REGISTRATION DATE IN BC	D. DATE OF ANNUAL REPORT
1976/07/29	2004/07/29

E. FOREIGN JURISDICTION OF EXTRAPROVINCIAL COMPANY

Extraprovincial company's current jurisdiction Yukon Territories

Extraprovincial company's date of incorporation, continuation, amalgamation or organization in current jurisdiction 1968/05/28

Extraprovincial company's identifying number in current jurisdiction 28530

F. COMPANY CHANGES

A extraprovincial company must file with the registrar a notice of any change to the information shown on the Corporate Register.

If there has been any change to the following:

- the extraprovincial company's jurisdiction, either by way of continuation, amalgamation or similar process;
- the identifying number or name of the extraprovincial company; or
- the mailing or delivery address of the head office or any attorney.

please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these changes.

G. CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY	DATE SIGNED
IAN DENNIS	[signature]	25/8/04

Exemption No. 82-

GTECH INTERNATIONAL RESOURCES LIMITED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDING
31 JULY 2004

THE UNAUDITED INTERIM FINANCIAL STATEMENTS HAVE NOT BEEN
REVIEWED BY THE COMPANY'S AUDITORS

GTECH INTERNATIONAL RESOURCES LIMITED
BALANCE SHEET AS AT 31 JULY 2004
(UNAUDITED - PREPARED BY MANAGEMENT)

	31 JULY 2004 $	30 APRIL 2004 $	31 JULY 2003 $
Assets			
Current assets			
Cash	503,929	508,469	281,453
Investment in securities	-	-	84,000
Sundry debtors	290	269	221
Total Current Assets	504,219	508,738	365,674
Total Assets	504,219	508,738	365,674
Current Liabilities			
Accounts payable and accrued liabilities	4,540	3,237	-
Net Assets	499,679	505,501	365,674
Shareholders Equity			
Authorised capital – Unlimited number of common shares without nominal or par value			
Issued capital – 5,009,667 shares	4,820,710	4,820,710	4,820,710
Deficit	(4,321,031)	(4,315,209)	(4,455,036)
Total Shareholder Equity	$499,679	505,501	$365,674

Original approved by the Directors:

(signed) *"Dr. Mervyn Jacobson"*
Director

(signed) *"Ian Dennis"*
Director

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF INCOME (LOSS) AND DEFICIT FOR THE THREE MONTH PERIOD ENDED 31 JULY 2004 (UNAUDITED – PREPARED BY MANAGEMENT)

	3 Months ended 31 July 2004 $	3 Months ended 31 July 2003 $
Revenue		
Interest received	2,271	961
Expenses		
Audit and legal	2,995	(823)
Office, stock exchange fees and shareholder communications	5,098	1,490
Project generation	-	-
Total Expenses	8,093	667
Net profit (loss) for the period	(5,822)	294
Deficit at the beginning of the period	(4,315,209)	(4,455,330)
Deficit at the end of the period	(4,321,031)	(4,455,036)
Earnings (Loss) per share	($0.001)	$0.0001

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF CASH FLOWS FOR THE THREE MONTH PERIOD ENDED 31 JULY 2004 (UNAUDITED - PREPARED BY MANAGEMENT)

	3 Months Ended 31 July 2004	3 Months Ended 31 July 2003
Cash provided by (used in)		
Operating activities		
Net profit (loss)	(5,822)	294
Changes in non-cash working capital		
Sundry debtors	(21)	(158)
Accounts payable and accrued liabilities	1,303	(3,200)
	(4,540)	(3,064)
Financing activities		
Proceeds from private placement	-	182,000
Net increase (decrease) in cash held	(4,540)	178,936
Cash, beginning of period	508,469	102,517
Cash, end of period	503,929	281,453

GTECH INTERNATIONAL RESOURCES LIMITED

Notes to the Financial Statements for the three month period ended 31 July 2004

1. Nature and Continuance of Operations

The company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

The company was in the process of exploring its mineral properties and had not determined whether these properties contained ore reserves that were economically recoverable. The Company has written-off all amounts shown for mineral properties and their related deferred costs. The Company is currently considering opportunities in the biotechnology field.

2. Significant Accounting Policies

(a) Mineral Properties and Deferred Costs

The Company has written-off all of its mineral property interests and retains a residual royalty entitlement in respect of its Aurex exploration property.

(b) Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

(c) Stock option plan

The company has no formal stock-based compensation plan. Options are granted periodically by the directors and compensation expense is recognized when stock or stock options are issued using the fair value method. Any consideration paid by directors, employees or consultants on exercise of stock options or purchase of stock is credited to share capital. No stock options were issued during the years ended 30 April 2003 and 2004 and the current interim period.

(d) Income taxes

Effective 1 January 2000, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes, whereby income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These new standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. The Company has currently provided for a full valuation allowance against any potential tax assets.

The implementation of the new recommendation, which was applied retroactively, has had no effect on these consolidated financial statements.

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

(f) Investment

The Company's investments are carried at cost and are considered non-current assets as the Company intends to hold them for a period of greater than one year. If there is an aggregate loss in value that is other than temporary, defined as existing over two consecutive year ends, the component loss investments are written-down to their estimated market values.

3. **Exploration Agreements**

CANADA
YUKON TERRITORY

Aurex Property -Mayo Mining District

The Company had a 100% interest in this property, which consists of 155 mineral claims.

On 16 August 2001, the Company agreed with Expatriate Resources to accept $84,000 to be paid by the issue of 600,000 common shares in Expatriate Resources Limited as final settlement for the property.

GTECH INTERNATIONAL RESOURCES LIMITED

Notes to the Financial Statements for the three month period ended 31 July 2004 (continued)

3. **Exploration Agreements (continued)**

Gtech International Resources Limited retains a 1.5% royalty on the project which Expatriate may purchase at any time for $1 million.

Revenue Creek Area - Whitehorse Mining District

The Company owned 69 mineral claims, which it sold to ATAC Resources Limited (ATAC), a Canadian public company on January 16 2002, the Company agreed to accept 200,000 common shares in ATAC Resources Limited and a cash payment of $5,000 in final settlement of the cash component for the transfer of the project.

Gtech International Resources Limited retains a 2% net smelter royalty (NSR) of which ATAC can purchase a 1.5% NSR from the Company for $600,000.

4. **Share Capital**

Authorized
Unlimited number of common shares without nominal or par value

Issued and outstanding

	Number of shares	Amount
Balance, 31 July 2003	5,009,667	$4,820,710
Balance, 31 July 2004	5,009,667	4,820,710

Stock Options Outstanding

At 31 July 2004, stock options are outstanding to purchase 158,500 shares at $0.20 per share which expire on or before 3 February 2005 and 130,000 shares at $0.38 per share which expire on 22 May 2006.

Warrants Outstanding

There were warrants outstanding to purchase 1,300,000 shares at $0.14 per share which were to expire on or before 16 May 2003. These warrants were owned by the parent company, Genetic Technologies Limited who exercised these warrants on 9 May 2003 raising cash of C$182,000. As at 31 July 2004 there were no warrants outstanding.

5. Related Party Transactions

The Company is a subsidiary of Genetic Technologies Limited, which owns 3,918,499 shares of the Company representing 78.22% of the Company's outstanding shares. The following related party transactions occurred during the year:

On 9 May 2003, the major shareholder, Genetic Technologies Limited exercised all of its 1,300,000 warrants at $0.14 for $182,000 cash.

6. Income Tax Benefits

For income tax purposes, unclaimed exploration and development expenses and capital cost allowances exceed the amounts recorded on the balance sheet by approximately $693,798. These amounts are available to be deducted against future taxable income, the future benefit of which has not been recorded in the accounts. In addition, the company has non-capital loss carry-forwards of $303,785 (2003 - $603,331) which are available to reduce future taxable income and which expire as follows:

	2004	2003
2004	-	299,526
2005	103,871	103,871
2006	73,476	73,476
2007	68,695	68,695
2008	-	-
2009	32,439	32,439
2010	25,304	25,304
2011	-	-
	303,785	603,331

7. Earnings (Loss) per share

Earnings (Loss) per share is calculated using the weighted-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

8. Subsequent Events

There have been no significant events since the end of the financial period.

9. **Segmented Information**

As at 31 July 2004 all the assets of the Company amounting to $504,219 (2003: $365,674) were in Canada. The revenue earned by the Company during the three-month period ended 31 July 2004 was interest received of $2,271 (2003: $961), which was earned in Canada.

Gtech International Resources Limited

(the "Company")

Management Discussion and Analysis

(Form 51-102F1)
For the Three Months ended 31 July 2004
Information as at 12 September 2004 unless otherwise stated

The following discussion of the results and financial position of the Company for the three months ended 31 July 2004 and 2003 should be read in conjunction with the information provided in the unaudited financial statements of the Company for the period ended 31 July 2004 and 2003 (the "Financial Statements"). Except as noted, all dollar amounts contained in this Discussion and Analysis and in the Financial Statements are in Canadian dollars. The information presented in the Financial Statements was prepared in accordance with Canadian generally accepted auditing standards.

Description of Business

The Company has previously announced that it had decided to focus the activities of the Company on seeking to find a new biotechnology opportunity to inject into the Company. The Company realised all its listed securities during the financial year ended 30 April 2004 and now holds the majority of its assets in cash deposits.

The Directors anticipate that once they have identified a suitable biotechnology project that they may call a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that once a suitable biotechnology project identified and approved by shareholders that further placements will be made to raise additional funds for the project.

Previously, the Company was a junior resource company engaged in the acquisition and exploration of mineral properties in British Columbia and the Yukon Territory. The Company still has a 1.5% net smelter royalty on the Aurex Property which Expatriate Resources Limited may purchase at any time for C$1m.

Results of Operations

The Company reported a net loss for the quarter ended 31 July 2004 of $5,822 compared to a net profit of $294 for the quarter ended 31 July 2003. Total expenses for the quarter ended 31 July 2004 were $8,093 compared to the quarter ended 31 July 2003 of $667. There were costs of Nil in the quarter ended 31 July 2004 compared to $Nil incurred in the quarter ended 31 July 2003 in relation to seeking out biotechnology opportunities for the Company as stated in the Description of Business section in this report.

Revenue for the quarter ended 31 July 2004 consisted of interest received of $2,271 compared to the quarter ended 31 July 2003 of $961.

Accounting Policies

Accounting Policies are listed in Note 2 of the Financial Statements of the Company as at 31 July 2004.

Changes in Accounting Policies

None

Summary of Quarterly Results

The following table sets forth a comparison of revenue and earnings for the previous eight quarters ending with 31 July 2004. Financial information is prepared according to Canadian GAAP and is reported in Canadian $.

Quarter Ended	Total Revenues	Net Income (Loss)(1)	Net income (loss) per share
31 July 2004	2,271	(5,821)	(0.001)
30 April 2004	2,531	(5,798)	(0.001)
31 January 2004	110,016	110,810	0.0220
31 October 2003	55,325	34,815	0.0069
31 July 2003	961	294	0.0001
30 April 2003	310	(10,517)	(0.003)
31 January 3003	278	(692)	(0.003)
31 October 2002	303	(10,780)	(0.003)

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2002, 2003 and 2004. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity

As at 31 July 2004, the Company had cash on hand of $503,929 (31 July 2003 - $281,453), which is sufficient to meet the ongoing obligations as they become due. These funds will be applied towards the investigation of biotechnology opportunities and general working capital.

The parent company, Genetic Technologies Limited has indicated its willingness to subscribe for additional shares in the capital of Gtech International Resources Limited should the need for additional capital be required.

Directors and Officers

Dr Mervyn Jacobson	Chairman, Director and CEO
Ian A Dennis	Director, President, Secretary and CFO

Fred Bart	Director
Elizabeth Sy	Director

The Company is dependent on a small number of key directors and officers. Loss of any of those persons could have an adverse affect on the Company. The Company does not maintain "key-man" insurance with respect to any of its management.

Transactions with Related Parties

There were no transactions with related parties during the quarter ended 31 July 2004. During the corresponding previous quarter Genetic Technologies Limited exercised 1,300,000 warrants on 9 May 2003 at $0.14 per share. Genetic Technologies Limited owns 3,918,499 shares in the Company representing 78.22% of the Company's outstanding shares. Dr Mervyn Jacobson, Ian Dennis and Fred Bart are directors of both Gtech International Resources Limited and Genetic Technologies Limited.

General and Administrative

During the period ended 31 July 2004, $5,098 ($1,490) was spent on general and administrative expenses.

Other Information

No external investor relations activities were carried out during the quarter.

The company maintains a web site at http://www.gtechinternational.com, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Outstanding Share Data as at date of the Report

Authorized

Unlimited number of common shares without nominal or par value.

Issued and outstanding

	Number of Shares	Amount
Balance, 31 July 2004	5,009,667	$4,638,710
Balance, 31 July 2004	5,009,667	$4,638,710

Summary of options outstanding:

Type	Number Outstanding	Exercise Price $	Expiry Date
Options			
	158,500	0.20	3 February 2005
	130,000	0.38	22 May 2006
Total	288,500		

As at the date of this report there are no warrants or other convertible securities outstanding.

Internal Control over Financial Reporting

The Company has established effective disclosure controls and procedures and internal control over financial reporting during the period.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in forward-looing statements.

BY ORDER OF THE BOARD

"*Ian A Dennis*"

Ian A Dennis
President, Director and CFO

"*Dr Mervyn Jacobson*"

Dr Mervyn Jacobson
Chairman, Director and CEO

Form 52-109F2 - Certification of Interim Filings

I, ***Dr Mervyn Jacobson being Chairman, Director and Chief Executive Officer of Gtech International Resources Limited***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resources Limited (the issuer) for the period ending 31 July 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: 12 September 2004

(signed) *"Dr Mervyn Jacobson"*
Chairman, Director and Chief Executive Officer
Gtech International Resources Limited

Exemption No. 82-3477

Form 52-109F2 - Certification of Interim Filings

I, ***Ian Alistair Dennis being a Director, President and Chief Financial Officer of Gtech International Resources Limited***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resources Limited (the issuer) for the period ending 31 July 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: 12 September 2004

(signed) *"Ian Alistair Dennis"*
Director, President and Chief Financial Officer
Gtech International Resources Limited